

January 3, 2014

Via E-mail
Regency Energy Partners LP
c/o Thomas E. Long
President and Chief Executive Officer
Regency GP LLC
2001 Bryan Street, Suite 3700
Dallas, Texas 75201

> **Re: Regency Energy Partners LP**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 19, 2013**
> **File No. 333-192184**

Dear Mr. Long:

We have limited our review of your amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

General

1.   Please revise your filing to incorporate your response to prior comment 7, in which you state that the parties did not consider an adjustable or non-fixed ratio. In that regard, we note that the proposed exchange ratio was significantly reduced.

2.   Your disclosure at page 64 does not appear to address our concerns in prior comment 8. For example, please expand your disclosure to explain how you determined a lower exchange ratio of 1.02 from 1.06 to 1.07 and other terms based on your evaluation of the due diligence and the interests of your unitholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Caroline Kim (Staff Attorney) at (202) 551-3878 or the undersigned at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Neel Lemon
Baker Botts L.L.P.